June 10, 2019

Philip R. Mays
Executive Vice President, Chief Financial Officer and Treasurer
Cedar Realty Trust, Inc.
44 South Bayles Avenue
Port Washington, New York 11050-3765

       Re: Cedar Realty Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 14, 2019
           Form 8-K
           Filed February 7, 2019
           File No. 001-31817

Dear Mr. Mays:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate and
                                                           Commodities